June 7, 2007
Via EDGAR
Mail Stop 4-5
Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips Form 10-K for the fiscal year ended December 31, 2006 Response letter dated April 12, 2007 File No. 001-32395
Dear Ms. Blye:
Our response to the comment raised in your letter dated May 23, 2007, is set forth below. The Staff’s comment is shown in bold followed by our response.
General
1.	We note that you expect to continue to purchase Syrian crude oil and Syrian-origin vacuum gas oil. Please advise us whether you purchase directly from Syrian sources, and the extent to which the Syrian government receives funds from your purchases.
Response: During 2006, ConocoPhillips’ global refining system had crude oil and other feedstock inputs of over 1 billion barrels. Our purchases of Syrian-origin crude oil and vacuum gas oil represented well less than 1 percent of our global purchases in 2006 and were a small part of our global refinery feedstock supply processes, which secure products from competitive sources while complying with the spirit and intent of the laws and policies of the United States and the other countries in which we operate.
ConocoPhillips entities purchased Syrian crude oil in 2006 from the Syrian Petroleum Company (the national oil company of Syria) and two other entities not associated with the Syrian government, in each case not designated as Blocked Persons, and not on any Prohibited Parties List.

U.S. Securities and Exchange Commission
June 7, 2007

Our purchases of Syrian-origin vacuum gas oil in 2006 were from two entities not associated with the Syrian government, not designated as Blocked Persons, and not on any Prohibited Parties List. The certificates of origin accompanying these purchases identify the Banias refinery, a national refinery of Syria, as the origin of the vacuum gas oil.
An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours, CONOCOPHILLIPS
/s/ John A. Carrig
John A. Carrig
Executive Vice President, Finance, and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.
     Chairman of the Audit and
     Finance Committee
Mr. James J. Mulva
     Chairman and Chief Executive Officer
Mr. Stephen F. Gates, Esq.
     Senior Vice President, Legal, and
     General Counsel
Mr. Rand C. Berney
     Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
     Wachtell, Lipton, Rosen & Katz
Mr. R. Dale Nijoka
Ernst & Young LLP